Lime Trading Corp.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

Confidential Treatment Requested
under SEC Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, issued separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

C O N T E N T S

Page

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LIME TRADING CORP. (f/k/a Score Priority Corp.)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 PENN PLAZA STE 1614
(No. and Street)

NEW YORK	NY	10119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DENNIS A. YOUNG	(206) 321-3398	dyoung@lime.co
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MICHAEL COGLIANESE CPA, P.C.
(Name – if individual, state last, first, middle name)

125 E LAKE ST STE 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)

10-20-2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS A. YOUNG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LIME TRADING CORP., as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed & Sworn to before me
This 25th day of March, 2024.
Diane C Fulton
Notary Public in & for King County
State of Washington residing at Woodinville
Notary Public My Commission expires 20__

DIANE C FULTON
COMMISSION EXPIRES
NOTARY
33920
PUBLIC
STATE OF WASHINGTON

Signature: Dennis A. Young

Title: Financial Principal

This report ** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12 or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable. (See the separately bound report.)
- ☒ (y) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lime Trading Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lime Trading Corp. as of December 31, 2023, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lime Trading Corp. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lime Trading Corp.'s management. Our responsibility is to express an opinion on Lime Trading Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lime Trading Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Lime Trading Corp.'s financial statements. The supplemental information is the responsibility of Lime Trading Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lime Trading Corp.'s auditor since 2016.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
March 26, 2024

LIME TRADING CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash and cash equivalents	$	1,920,808
Segregated cash		61,104
Receivable from broker-dealers		1,986,183
Deposits with clearing organizations		810,000
Securities owned, at fair value		8,400,000
Prepaid expenses and other assets		2,073,750
Furniture and equipment, at cost, net		152,145
Intangible assets, at cost, net		3,301,514
Operating lease asset		688,774
	$	19,394,278

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to customers	$	5,021
Accrued expenses and other liabilities		2,617,997
Operating lease liability		688,774
		3,311,792
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		210,040
Additional paid-in capital		48,625,000
Accumulated deficit		(32,752,554)
		16,082,486
	$	19,394,278

See Notes to Financial Statements

4

LIME TRADING CORP.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2023

Revenues		
Commissions	$	6,447,308
Technology fees		8,352,739
Execution fees and rebates		17,082,009
Other income		2,273,156
		34,155,212
Expenses		
Execution costs		13,125,203
Employee compensation, benefits, and payroll taxes		7,649,334
Technology		4,726,487
Other clearing expense		1,126,962
Professional services		1,519,263
Depreciation and amortization		1,759,600
Occupancy		691,819
Office expense		101,356
Regulatory fees		597,477
Business taxes and licenses		38,340
Other expenses		12,623
		31,348,464
Net income	$	**2,806,748**

LIME TRADING CORP.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2023

| | Common Stock | | Additional Paid-In | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2022	100	$ 210,040	$ 48,625,000	$ (35,559,302)	$ 13,275,738
Capital contributions		-	-	-	-
Net income		-	-	2,806,748	2,806,748
Distributions		-	-	-	-
Balance, December 31, 2023	100	$ 210,040	$ 48,625,000	$ (32,752,554)	$ 16,082,486

See Notes to Financial Statements

LIME TRADING CORP.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:	
Net income	$ 2,806,748
Adjustments to reconcile net loss to net cash flows from operating activities	
Depreciation	1,759,600
Change in assets and liabilities	
Cash, segregated	25,000
Deposits with clearing organizations	750,000
Due from brokers and dealers	257,807
Other assets	1,491,793
Payable to customers	5,021
Accrued expenses	(598,785)
Net cash flows from operating activities	6,497,184
Cash Flows from Investing Activities:	
Sale of securities	(8,417,939)
Purchase of equipment	(41,434)
Operating lease asset	(176,662)
Net cash flows from investing activities	(8,636,035)
Cash Flows from Financing Activities:	
Repayment of loan payable	-
Operating lease liability	176,662
Net cash flows from financing activities	176,662
Decrease in cash and cash equivalents	**(1,962,189)**
Cash and cash equivalents, beginning of year	3,882,997
Cash and cash equivalents, end of year	$ 1,920,808
Supplemental Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See Notes to Financial Statements

LIME TRADING CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2023

	All Satisfactory Subordinated Debt	Debt that Qualifies as Equity Capital
Balance, December 31, 2022	$ -	$ -
Increases	-	-
Decreases	-	-
Balance, December 31, 2023	$ -	$ -

See Notes to Financial Statements

LIME TRADING CORP.

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1. Organization and Nature of Business

Lime Trading Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company conducts business on a fully disclosed basis with Vision Financial markets, LLC ("Vision"), Axos Clearing, LLC ("Axos"), Wedbush Securities, Inc. ("Wedbush") and, ABN Amro Clearing Chicago LLC ("ABN") pursuant to clearing agreements (collectively referred to as the Clearing Brokers), which assumes and maintains the accounts of the Company's customers.

The Company is a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Straits Financial, LLC pursuant to a clearing agreement, which assumes and maintains the accounts of the Company's customers.

The Company is exempt under paragraph SEA Rule 15c3-3(k)(2)(ii) and has filed an Exemption Report as described in SEA Rule 17a-5.

A summary of significant account policies is either discussed below or included in the following footnotes.

Note 2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash consists of unrestricted cash balances in banks. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Segregated Cash
In accordance with regulations of the SEC and CFTC, the Company maintains special reserve bank accounts for the exclusive benefit of its customers. At December 31, 2023, $61,104 was held in segregated accounts.

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets of 5 years.

Intangible Assets
Acquired intangible assets with finite lives, which consist of trade name, website intellectual property and brokerage customer accounts, are amortized on a straight-line basis over estimated useful lives of 5 years. The Company performs an annual review of its intangible assets for impairment. No indication of impairment was noted.

9

Securities Owned
Securities owned at December 31, 2023, carried at fair value, include the following:

	Percentage of Stockholder's Equity	Securities Owned
Equities	0.00%	$ -
Mutual Funds	52.23%	8,400,000
Options on equity securities	0.00%	-
Total	52.23%	$ 8,400,000

Equities, mutual funds and options on equities are valued at the closing price reported on the active market on which the individual securities are traded.

Revenue Recognition
All commission revenue is recognized on the date in which the transactions associated with the commissions are completed (settlement date). US GAAP requires revenue to be recognized on the date in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of revenue. Unrealized gains and losses on securities held at year end are included in gains (losses) from principal transactions in the statement of operations. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely that not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2023, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company's federal, state and local tax returns are open to examination for the last three years.

Deposits with Clearing Organizations
Deposits with clearing organizations represent cash deposited with Vision Axos, Velox, Wedbush and ABN for the purposes of supporting clearing and settlement activities. At December 31, 2021, the Company maintained deposits of $360,000 with Vision, $100,000 with Axos, $250,000 with Wedbush and $100,000 with ABN.

Note 3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between: (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs); and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

   a. Quoted prices for similar assets or liabilities in active markets;
   b. Quoted prices for identical or similar assets or liabilities in markets that are not active;
   c. Inputs other than quoted prices that are observable for the asset or liability;
   d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data.

However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2023:

	Total	Level 1
Equities	$ -	$ -
Mutual Funds	8,400,000	8,400,000
Options on equity securities	-	-
Total	$ 8,400,000	$ 8,400,000

Note 4. Related Parties

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company has historically relied on its parent to meet its capital needs. The Company has been funded to sustain its operations and future business development. The parent has committed to fund the Company's capital needs due to the role the Company plays in the parent's overall strategy.

The Company is affiliated with Lime FinTech, LLC, which is also owned by F.H. Global, Inc. At December 31, 2023, the Company had loans receivable from affiliated entities of $6,717, representing expenses paid by the Company on behalf of those companies.

Note 5. Property, Equipment and Intangible Assets

Property and equipment and intangible assets consist of the following as of December 31, 2023:

Furniture and equipment	Gross Carrying Amount	Accumulated Depreciation	Net
Computer hardware and related equipment	$ 228,336	$ (76,191)	$ 152,145
Furniture and fixtures	66,389	(66,389)	-
Other property	-	-	-
Total	$ 294,725	$ (142,580)	$ 152,145

Intangible assets	Gross Carrying Amount	Accumulated Amortization	Net
Asset acquisition cost	$ 8,500,000	$ (5,241,666)	$ 3,258,334
Other intangibles	992,187	(949,007)	43,180
Total	$ 9,492,187	$ (6,190,673)	$ 3,301,514

No significant residual value is estimated for the intangible assets. Aggregate depreciation and amortization expense for the year ended December 31, 2023 totaled $39,836 and $1,719,764, respectively.

Note 6. Income Taxes

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of approximately $8,500,000 against its deferred tax asset.

As of December 31, 2023, the Company's net operating loss carryforwards for federal tax purposes was approximately $30,000,000, which is available to offset future federal taxable income, if any.

Note 7. Employee Benefits

The Company has a defined contribution plan under 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant. A matching contribution in the amount of $161,910 was made for the year ended December 31, 2023.

Note 8. Commitments

The Company is obligated under a noncancelable operating lease for its corporate headquarters that expires on August 31, 2026. Rental expense under the lease was approximately $613,379 for the year ended December 31, 2023. The following is a schedule of minimum rent payments required under the noncancelable operating lease for the years ending December 31:

2024	$	236,151
2025		236,151
2026		216,472
	$	688,774

Recent Accounting Standards
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02 "Leases (Topic 842)," which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than 12 months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for leases

existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply.

In July 2018, the FASB issued ASU No. 2018-11 "Leases (Topic 842): Targeted Improvements," an update which provides another transition method, in addition to the existing modified retrospective transition method, by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted Topic 842 effective November 1, 2019 using a modified retrospective method and will not restate comparative periods. As of December 31, 2023, the Company has a lease liability of $688,774 with a corresponding right-of-use asset of the same amount on its Statement of Financial Condition. Management believes that the new lease standard does not have a significant impact on the Company's Statement of Operations.

Note 9. Contingencies and Guarantees

As of December 31, 2023, management of the Company believes that there are no contingencies (other than the noncancelable lease agreements in Note 8) or guarantees that may result in a loss or future obligation.

Note 10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. In accordance with these rules, the Company is required to maintain defined minimum net capital equal to $1,000,000. At December 31, 2023, the Company had net capital of $10,232,469, which was in excess of required net capital by $9,232,469. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 0.256 to 1.

Note 11. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its banks and its money market mutual fund investment. Balances at its banks are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2023, the Company had approximately $1,670,000 in excess of FDIC insured limits.

Note 12. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. In the normal course of business and at any given time, the Company may be involved in or the subject of investigations or regulatory reviews, which may or may not seek settlements, fines, penalties, or other regulatory relief.

SUPPLEMENTAL INFORMATION

LIME TRADING CORP.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2023

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	16,082,486
Deductions		
Nonallowable assets:		
Property, equipment and intangible assets, net		3,453,659
Prepaid expenses and other assets		2,035,949
Aged receivables		192,409
Haircuts on securities		168,000
		5,850,017
Net capital		10,232,470
Minimum net capital		1,000,000
Excess net capital	$	9,232,470

COMPUTATION OF AGGREGATE INDEBTEDNESS

Securities sold, not yet purchased	$	5,021
Accrued expenses and other liabilities		2,617,997
Total aggregate indebtedness	$	2,623,018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $1,000,000, whichever is greater)	$	1,000,000
Percentage of aggregate indebtedness to net capital		25.63%
Ratio of aggregate indebtedness to net capital		0.2563

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2023, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

LIME TRADING CORP.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2023

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements

Not applicable.

LIME TRADING CORP.

SCHEDULE III
STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES
December 31, 2023

SEGREGATION REQUIREMENTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be segregated	$	-

FUNDS IN SEGREGATED ACCOUNTS

Deposited in segregated funds bank accounts - cash	$	21,104
Net liquidating equity with other FCMs		24,990
Total amount in segregation		46,094
Less: amount required to be segregated		-
Excess funds in segregation		46,094
Management target amount for excess funds in segregation		20,000
Excess funds in segregation over management target amount excess	$	26,094

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

Amount required to be segregated in accordance with 17 CFR 32.6	$	-
Funds in segregated accounts		-
Excess funds in segregation	$	-

The computation of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges as of December 31, 2023, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

LIME TRADING CORP.

SCHEDULE IV
STATEMENT OF CLEARED SWAPS SEGREGATION REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA
December 31, 2023

CLEARED SWAPS CUSTOMER REQUIREMENTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be segregated for cleared swaps customers	$	-

FUNDS IN CLEARED SWAPS CUSTOMER SEGREGATED ACCOUNTS

Deposited in cleared swaps customer segregated funds bank accounts - cash	$	-
Net liquidating equity with other FCMs		-
Total amount in cleared swaps customer segregation		-
Less: amount required to be segregated for cleared swaps customers		-
Excess funds in segregation		-
Management target amount for excess funds in cleared swaps segregated accounts		-
Excess funds in cleared swaps customer segregated accounts over management target excess	$	-

The computation of the cleared swaps requirement and funds in cleared swaps customer accounts under section 4D(F) of the Commodities Exchange Act as of December 31, 2023, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

LIME TRADING CORP.

SCHEDULE V
STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE
ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7
December 31, 2023

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS

Net equity (deficit)	$	-
Accounts liquidating to a deficit and accounts with debit balances		-
Amount required to be set aside as the secured amount - net liquidating equity method		-
Amount required to be set aside pursuant to foreign law, rule or regulation		-
Greater of the above two amounts	$	-

FUNDS DEPOSITED IN SEPARATE 17 CFR 30.7 ACCOUNTS

Deposited in separate 17 CFR 30.7 bank accounts - cash	$	40,000
Net liquidating equity with other FCMs		10
Total funds in separate 17 CFR 30.7 accounts		40,010
Less: amount required to be set aside as the secured amount, above		-
Excess set aside funds for secured amount		40,010
Management target amount for excess funds in separate 17 CFR 30.7 accounts		20,000
Excess funds in separate 17 CFR 30.7 accounts over management target excess	$	20,010

The computation of secured amouts and funds held in separate accounts pursuant to CFTC Regulation 30.7 as of December 31, 2023, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Shareholders of Lime Trading Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lime Trading Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lime Trading Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Lime Trading Corp. stated that Lime Trading Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Lime Trading Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lime Trading Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 26, 2024

LIME TRADING CORP.

EXEMPTION REPORT

December 31, 2023

Lime Trading Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from SEC Rule §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

LIME TRADING CORP.

I, Dennis A. Young, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Dennis A. Young



Financial Principal
March 26, 2024


INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholders of Lime Trading Corp.

In planning and performing our audit of the financial statements of Lime Trading Corp. (the "Company") as of and for the year ended December 31, 2023, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included test of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

> (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
>
> (2) the daily computation of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
>
> (3) the daily computation of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company’s practices and procedures as described in the second paragraph of this report were adequate at December 31, 2023, to meet the CFTC's objectives.

This report is intended solely for the use of the board of directors, shareholders, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used for anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 26, 2024